UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 15, 2016

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Luxottica Group announces revised reporting calendar and

audio webcast of 1Q 2016 net sales results

Milan, Italy — April 15, 2016 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear, announced today that in light of recent legislative changes in Italy, it will no longer publish its first quarter and third quarter earnings release and management statement. Beginning April 29, 2016, the Company will publish net sales results for the three-month periods ended March 31 and September 30, followed by a management conference call with analysts and investors, along with the continued publication of full year results for the twelve-month periods ended December 31 and half year results for the six-month periods ended June 30.

The legislative changes were made in Italy and became effective on March 18, 2016 to implement the amendments to the European Union’s Transparency Directive, which removes the obligation for quarterly financial reporting. The decision to change the Group’s reporting frequency aligns with other European issuers. Luxottica’s management team believes this change in reporting practices will allow the Group to put a greater focus on its long-term strategy and execution, while reporting half-year and full-year consolidated results will better reflect the evolution and health of its business. Moreover, providing quarterly sales and business updates continues the Company’s dialogue with investors and the financial community along with a picture of Luxottica’s performance and potential with a long-term perspective.

Luxottica Group will issue its 2016 first quarter net sales results on April 29, 2016. Sales results will be discussed via audio webcast on Friday, April 29, 2016 at 12:30PM US EDT (5:30PM GMT, 6:30PM CET) available at Luxottica Group’s corporate website at http://www.luxottica.com/en/company/investors/results-and-presentations/webcasts.

Certain financial and statistical information included in the audio webcast, as well as information required by Regulation G, will be available as part of the first quarter sales press release at http://www.luxottica.com/en in the Press Releases section.

Contacts

Alessandra Senici

Group Investor Relations and Corporate Communications Director

Tel.: +39 (02) 8633 4870

Email: InvestorRelations@luxottica.com

http://www.luxottica.com/en/investors/contacts

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: April 15, 2016		MICHAEL A. BOXER
Group General Counsel